Chain of Title Document
SYNAPZ (AWAKE) FILMS LLC
Screenplay: AWAKE
Date: August 5, 2025

This Chain of Title confirms that SYNAPZ (AWAKE) FILMS LLC (the "Company"), a California Limited Liability Company (Entity No. B20250235142), located at 1490 Jefferson Street, Apartment 202, San Francisco, CA 94123, holds clear and unencumbered rights to the screenplay AWAKE (the "Screenplay") for production, distribution, and exploitation, as required for the CineBlock crowdfunding campaign.

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 1. Screenplay Origin
The Screenplay was originally written by Andrew Palmer (the "Original Writer") and revised through a second draft by Ian Weir (the "Writer"), a Writers Guild of Canada (WGC) member.

- Original Draft (Palmer): Andrew Palmer created the original screenplay under a Writer's Agreement dated July 8, 2022, with Synapz (Awake) Films Inc. (the "Producer") (see "WGC Feature AWAKE Palmer 1st draft.pdf"). Palmer warrants the work is original or based on Producer-supplied materials, free from infringement or conflicting obligations (Paragraph 6(a)(ii), (iv)-(v)).
- Second Draft (Weir): Ian Weir wrote the second draft under a Writer's Agreement dated July 8, 2022, with the Producer (see "WGC Feature AWAKE Weir 2nd draft.pdf"). Weir warrants his contributions are original or based on Producer-supplied materials, free from third-party claims (Paragraph 6(a)(ii), (iv)-(v)).

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 2. Grant of Rights
- Andrew Palmer (Original Draft): Palmer granted the Producer an exclusive, irrevocable, worldwide license to the Screenplay and its elements for the duration of copyright, including rights to:
  - Produce, distribute, and exhibit in all media (Paragraph 4(a)).
  - Adapt, edit, or modify the Screenplay, including title and characters (Paragraph 4(a)).
  - Create and exploit merchandise, sequels, prequels, and remakes (Paragraph 4(d)-(e)).
  - Exercise first negotiation and last refusal for additional works or copyright sales (Paragraph 4(f)).

- Palmer waived moral rights (Paragraph 4(c)) and granted rental/lending rights (3.8% compensation allocation, Paragraph 4(i)).
- Ian Weir (Second Draft): Weir granted identical rights to the Producer for the second draft and its elements, as outlined above (see "WGC Feature AWAKE Weir 2nd draft.pdf", Paragraph 4).
- New Writers: The Producer may engage additional writers without consent from either writer (Paragraph 3 in both agreements).
- Payments: The sunk cost report confirms script payments of $4,753.10 and $909.98 (WGC remittance) for Palmer's original draft and $14,259.30 and $2,729.96 (WGC remittance) for Weir's second draft, totaling $22,652.34 (see "CineBlock Budget Top Sheet - Expense report.pdf").

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3. Transfer to SYNAPZ (AWAKE) FILMS LLC
The Producer's rights to the Screenplay were transferred to SYNAPZ (AWAKE) FILMS LLC, formed for AWAKE's production:
- LLC Formation: Confirmed by California Secretary of State filings (see "Business Entity Filing Acknowledgment_B20250235142.pdf" and "Business Entity Filing Acknowledgment_BA20251602591.pdf").
- Expense Transfer: The Producer incurred $22,652.34 in script expenses for the project, now managed by the LLC, indicating rights transfer.

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4. Copyright and IP Protection
- Copyright Ownership: Palmer and Weir retain copyright ownership, subject to the exclusive licenses granted. The Producer has first negotiation and last refusal for any copyright sale (Paragraph 4(f) in both agreements).
- Registration: The Screenplay (original and second draft) is registered with the appropriate copyright office, as previously confirmed. Certificates are available upon request.
- No Encumbrances: Both writers warrant the Screenplay is free from claims or liens (Paragraph 6(a)(v) in both agreements).

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5. Representations and Warranties

- WGC Compliance: Both writers are WGC members in good standing, ensuring compliance with the WGC Independent Production Agreement (IPA) and Canadian production standards (e.g., CAVCO, CRTC) (Paragraph 1(e) in both agreements).
- Indemnification: Each writer indemnifies the Producer against claims from their contributions (Paragraph 6(b)); the Producer indemnifies writers for production-related claims (Paragraph 6(d)).
- Credit: Both writers will receive WGC IPA-determined screen credit (Paragraph 7 in both agreements).

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6. Supporting Documentation
- WGC Writer's Agreements ("WGC Feature AWAKE Palmer 1st draft.pdf" and "WGC Feature AWAKE Weir 2nd draft.pdf"): Confirm rights grants and warranties.
- Sunk Cost Report ("CineBlock Budget Top Sheet - Expense report.pdf"): Verifies script payments.
- LLC Filings ("Business Entity Filing Acknowledgment_B20250235142.pdf" and "Business Entity Filing Acknowledgment_BA20251602591.pdf"): Confirms LLC formation.
- Signed Statements ("17739691.pdf" and "Form_1754433362353.pdf"): Affirms accuracy and authority.

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7. Conclusion
SYNAPZ (AWAKE) FILMS LLC holds exclusive, irrevocable, worldwide rights to the AWAKE Screenplay through licenses from Andrew Palmer (original draft) and Ian Weir (second draft), transferred from Synapz (Awake) Films Inc. The Screenplay is original, registered, and free of encumbrances, enabling production, distribution, and exploitation in perpetuity.

Certification

I, Andrew Palmer, president of SYNAPZ (AWAKE) FILMS INC., certify that SYNAPZ (AWAKE) FILMS LLC holds all necessary rights to the Screenplay AWAKE for production, distribution, and exploitation.

Signed:
Andrew Palmer
President
SYNAPZ (AWAKE) FILMS INC.
6 Weir St. South
Hamilton, ON L8K 3A1
Date: August 5, 2025